EXHIBIT 99.1

POET Technologies Reports Third Quarter 2021 Financial Results

TORONTO, Nov. 23, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its unaudited condensed consolidated financial results for the third quarter ended September 30, 2021. The Company’s financial results as well as the Management’s Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Third Quarter Financial (non-IFRS) and Recent Business Highlights:

The Company continued to execute on its stated strategic plan during the third quarter and achieved the following significant milestones during and subsequent to the three months ended September 30, 2021:

  Shipped its first 100G Transmit (Tx) Optical Engine sample to a leading European optical systems company;
  Participated in the two leading optoelectronics conferences / exhibitions in China that generated strong interest and numerous customer engagements in both its announced Optical Engine products and the novelty and versatility of its Optical Interposer platform. Notably, Shenzhen Fibertop Technology Co., Ltd., a transceiver module supplier, committed to incorporating POET Optical Engines in its line of optical modules as soon as production Optical Engines are available;
  Secured a commitment from a leading network systems company for a unique multi-engine design for 100G CWDM4 and 100G LR4 Optical Engines based on the POET Optical Interposer. The combined value of the NRE and the purchase order for initial units exceeds US$1.2 million;
  Agreed on the first phase of a supply agreement with a leading global supplier of lasers and other components used in high-speed optical networking equipment. The companies will collaborate on the design and production of flip-chippable Continuous Wave high power lasers for use in the Company’s 400G Optical Engines;
  Converted all but $8,000 of Convertible Debentures issued during 2019;
  Improved its cash position as a result of 97% of previously outstanding November 2, 2021 warrants being exercised prior to their expiration;
  Ended period with cash and cash equivalents of $20.3M, compared to $6.9M on December 31, 2020;
  Reported Unaudited Cash position subsequent to period end of $23.7M as of November 3, 2021.

Management Comments
“The supply chain challenges facing the industry have definitely impacted our schedules for delivery of initial samples to customers,” reported Dr. Suresh Venkatesan, Chairman & CEO. “Nevertheless, we are now producing samples in the volumes we had expected and are shipping those samples to customers. While it has been a long time in coming, we delivered the first complete Optical Engine to an initial customer, which was a rewarding milestone for me and the entire team. We had a great showing at CIOE in China, with both Super Photonics Xiamen (SPX) and our Shenzhen team following up on the interest in our industry-standard Optical Engine designs.   In addition to our standard products, we are seeing substantial interest in novel architectures and in our 400G / 800G and Co-Packaged Optics designs. To move these projects forward, we are collaborating with one of the world’s leading laser suppliers, as part of a determined effort to meet and surpass the expectations of the industry for advanced products as we enter the new year.”

Financial Summary
The Company reported a net loss of $3.5 million, or ($0.01) per share, in the third quarter of 2021 compared to a similar net loss of $3.5 million, or ($0.01) per share, for the same period in 2020 and a net loss of $4.4 million, or ($0.02) per share, in the second quarter of 2021. The net loss in the third quarter of 2021 included research and development costs of $1.2 million compared to $1.2 million for the same period in 2020 and $1.8 million in the second quarter of 2021. R&D for a Company at this stage of development will vary from period to period as variable expenses with contract manufacturers fluctuate based on the development cycle and the immediate product development needs of the Company. The Company’s decreased spend in the third quarter of 2021 compared to the second quarter of 2021 was driven by the current contraction in the semiconductor chip supply chain that is being experienced globally. The current supply environment has resulted in slower deliveries of orders made by the Company.

Non-cash expenses in the third quarter of 2021 included stock-based compensation of $1.3 million and depreciation and amortization of $0.3 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2020 were $1.1 million and $0.2 million, respectively. Second quarter 2021 stock-based compensation and depreciation and amortization were $1.2 million and $0.3 million, respectively.

The Company had debt related finance costs of $20,000 compared to $244,000 in the third quarter of 2020 and $95,000 in the second quarter of 2021. Of the finance costs recognized in the third quarter of 2021, $18,000 was non-cash compared to $141,000 during the same period in 2020 and $49,000 in the second quarter of 2021.

The Company recognized other income, including interest of $208,000 in the third quarter of 2021 compared to $14,000 in the same period in 2020 and $20,000 in the second quarter of 2021. Other income, including interest in the third quarter of 2021 included $187,000 of COVID-19 related PPP loan that was forgiven.

Impact of joint venture in the third quarter of 2021 was $0.4 million, which represents a net gain on the Company’s activity related to its investment in SPX. During 2021, the Company recognized a gain of $1.1 million related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the SAIC’s interest in SPX. Additionally, the Company recognized its share of SPX's losses using the equity method. The Company recognized 95.3% or $0.6 million of the net operating loss of SPX from March 12, 2021 to September 30, 2021. The Company's current share of the operating loss is a result of the high value of the Company's initial contribution.

On a non-IFRS basis, cash flow from operating activities in the third quarter of 2021 was ($2.8) million compared to ($2.9) million in the third quarter of 2020 and ($2.6) million in the second quarter of 2021.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC.
PROFORMA – NON-IFRS PRESENTATION OF OPERATIONS
(All figures are in U.S. Dollars)

For the Quarter ended:	30-Sep-21	30-Jun-21	31-Mar-21	31-Dec-20	30-Sep-20
Sales	-	209,100
Research and development	(1,231,676)	(1,812,924)	(1,339,784)	(2,229,672)	(1,217,849)
Depreciation and amortization	(296,424)	(270,189)	(252,731)	(242,385)	(206,819)
Professional fees	(354,163)	(247,742)	(284,105)	(374,737)	(123,664)
Wages, benefits and management fees	(623,731)	(593,280)	(816,012)	(720,877)	(442,605)
Impact of join venture	422,834	-	-	-	-
Stock-based compensation	(1,295,864)	(1,236,593)	(820,538)	(893,664)	(1,096,013)
General expenses and rent	(275,078)	(381,539)	(357,980)	(305,495)	(167,608)
Impairment and other loss	-	-	-	-	-
Interest expense	(19,729)	(94,799)	(234,579)	(248,823)	(243,805)
Other income, including interest	208,100	19,772	7,309	7,333	13,910
Net loss	(3,465,731)	(4,408,194)	(4,098,420)	(5,008,320)	(3,484,453)

Net loss per share	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet-technologies.com
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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